                                                                    Exhibit 99.1



                               WATERS CORPORATION


                         1999 MANAGEMENT INCENTIVE PLAN


1.       PURPOSE.

         The purposes of this 1999 Management Incentive Plan (the "PLAN") of Waters Corporation (the "COMPANY") are to promote the interests of the Company and its stockholders by strengthening the Company's ability to attract, motivate and retain key employees upon whose judgment, initiative and efforts the financial success and growth of the business of the Company largely depend, and to provide a means and the incentive for such employees to maintain and enhance the long-term performance and profitability of the Company.


2.       ADMINISTRATION.

         The Compensation Committee of the Board of Directors (the "COMMITTEE") has and may exercise such powers and authority of the Board as may be necessary or appropriate for it to carry out its function as described in this Plan; provided, however, that if the Committee does not consist exclusively of "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code, then a subcommittee of the Committee shall be formed, consisting of the members of the Committee who do qualify as outside directors, which shall have the exclusive authority to carry out the responsibilities of the Committee under this Plan. The Committee shall make all determinations required under the Plan, including participant eligibility, performance objectives and incentive payments. All interpretations, determinations and actions by the Committee will be final, conclusive and binding upon all parties.

         With respect to the Company's senior executives (each, a "PARTICIPANT"), the Plan will be administered by the Committee as described herein. The Committee will establish one or more performance objectives (the "PERFORMANCE OBJECTIVES") for each Participant that will be used in determining the Participant's incentive payment under the Plan for a fiscal year of the Company (a "Plan Year"), within the first ninety (90) days of such Plan Year and in any event while it remains substantially uncertain whether the Participant's Performance Objectives will be met for the Plan Year. At the conclusion of each Plan Year, the Committee will review the Company's audited financial results against each Participant's Performance Objectives. Based on the review of actual results against Performance Objectives, the Committee will determine the amount of the incentive payment earned by each Participant, if any.


3.       DETERMINATION OF INCENTIVE PAYMENT

         Within the first ninety (90) days of each Plan Year and while it remains substantially uncertain whether a Participant's Performance Objectives will be met for the Plan Year, the Committee will establish a schedule of potential incentive payments for such Participant if and to the extent that the Performance Objectives for such Participant have been met for the Plan Year. Incentive payments will be paid to the Participant in cash within two and one-half months following the close of the Plan Year, or if so elected prior to the beginning of the Plan Year, at such later time and upon such terms and conditions as the Participant and Company may agree. Incentive payments will be conditioned upon the Company's achievement of certain Performance Objectives. The amount of the incentive payment will increase as the Company achieves a greater percentage of (or exceeds) the Participant's Performance

Objectives. Each Participant will become eligible to receive an incentive payment only if the Company achieves, at a minimum, ninety percent (90%) of such Participant's Performance Objectives. The maximum amount of any Participant's incentive payment under the Plan will not exceed three hundred percent (300%) of the Participant's base salary as of the beginning of that Plan Year.

4.       PERFORMANCE OBJECTIVE CRITERIA

         The business criteria on which each Participant's Performance Objectives are based will be determined by the Committee for each Plan Year. Such business criteria may include, without limitation, one or more objectively verifiable measures, such as, for example, growth in the Company's financial performance, or improvement in the Company's income statement or balance sheet position. Achievement of a Participant's Performance Objectives will be determined and certified as to in writing (including in minutes of its meetings) by the Committee based on the Company's audited financial statements and its financial records at the end of each Plan Year before any payment of incentive compensation will be made under the Plan to such Participant for such Plan Year.


5.       GENERAL PROVISIONS.

         No member of the Committee will be liable for any action taken or determination made in good faith by the Committee with respect to the Plan.

         Nothing in the Plan or in any instrument executed in connection with the Plan will confer upon any Participant any right to continue in the employ of the Company or any of its affiliates or affect the right of the Company to terminate the employment of any Participant at any time, with or without cause (or, if applicable, as may otherwise be specified in the Participant's employment agreement).


6.       AMENDMENT AND TERMINATION.

         The Board of Directors shall have the power, in its discretion, to amend, modify, suspend or terminate the Plan at any time, subject to applicable law. To preserve the Plan's qualification under Section 162(m) of the Internal Revenue Code, any material modification of the Plan will require the approval of a majority of the Company's stockholders.


7.       EFFECTIVE DATE.

         The Plan will become effective upon its adoption by the Board of Directors, and by the Company's stockholders at the annual meeting of stockholders on May 4, 1999.

                                                                          Page 2